Exhibit 4.6
MASTER PURCHASE AGREEMENT
THIS AGREEMENT is made the 18th day of June, 2007
B E T W E E N:
Brookfield Infrastructure Partners L.P., a limited partnership formed under the laws of Bermuda
(together with its general partner, Brookfield Infrastructure Partners Limited, hereinafter called “BIP”)
- and -
Brookfield Asset Management Inc., a corporation incorporated under the laws of the Province of Ontario
(hereinafter called “BAM”)
RECITALS:
A.	the Board of Directors of BAM has determined that in order to further the development of its asset management platform, it is desirable to undertake the transactions contemplated in the draft prospectus and registration statement attached hereto as Schedule 1 (the “Prospectus”) in order to launch BIP as a public issuer;
B.	the Board of Directors of BAM has determined that units of BIP are to be distributed to holders of BAM’s Class A limited voting shares and Class B limited voting shares as a dividend in specie (the “Spin-off”) as contemplated in the Prospectus;
C.	BIP will be a limited partner of a newly formed limited partnership to be formed under the laws of Bermuda (“Infrastructure Partnership”);
D.	the initial indirect operations and investments of Infrastructure Partnership are currently owned indirectly by BAM, and will be transferred to Infrastructure Partnership prior to closing of the Spin-off (the “reorganization”) as contemplated in the Prospectus;
E.	BIP is intending to file the Prospectus in Canada and a registration statement on Form 20-F incorporating the contents of the Prospectus in the United States; and
F.	the board of directors of Brookfield Infrastructure Partners Limited (the “Managing General Partner”) has determined that it is desirable for BIP to enter into this agreement to evidence its agreement with BAM regarding the reorganization.

     NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto agree as follows:
1.	Interpretation
In this Agreement, the following terms shall have the following meanings:

1.1	“Agreement” means this master purchase agreement as it may be amended or restated;

1.2	“current operations” has the meaning given to it in Schedule 2; and

1.3	“Ontario transmission operations” has the meaning given to it in Schedule 2;

Other capitalized terms that are not defined herein have the meaning given to them in the Prospectus.
2.	Agreement to Purchase the Current Operations
Upon the terms and subject to the conditions herein, BIP and BAM agree that:

2.1	Infrastructure Partnership will acquire from BAM, directly or indirectly, the current operations; and

2.2	BIP will acquire from BAM, directly or indirectly, its approximate 60% limited partnership interest in the Infrastructure Partnership in exchange for an equivalent number of limited partnership units of BIP.
3.	Definitive Agreements
3.1	Closing of the transactions contemplated by this Agreement are subject to the parties (or related entities) entering into definitive acquisition agreements to give effect to the transactions.

3.2	The definitive acquisition agreements will contain the representations and warranties described below and other provisions such as, covenants, indemnification and other provisions which are acceptable to the parties and which are customarily found in purchase agreements of the kind contemplated by this Agreement, including the following:
3.2.1 Purchase Price: The purchase price for the current operations will be the fair market value thereof, and, except for the purchase of Ontario transmission operations,

will be satisfied by Infrastructure Partnership directly or indirectly issuing equity to BAM. The purchase price for the Ontario transmission operations will be satisfied by the payment of cash and the assumption of C$120 million of debt (such cash to be funded by BAM as part of the reorganization).
3.2.2 Representations and warranties. The acquisition agreements will contain representations and warranties concerning (i) organization and good standing, (ii) the authorization, execution, delivery and enforceability of the agreement and all agreements executed in connection therewith, and (iii) title to the securities being transferred to Infrastructure Partnership. The agreements will not contain representations relating to the underlying assets and operations. The representations and warranties of BAM will survive for a period of 18 months from the closing of the Spin-off.

3.2.3 Indemnity. The aggregate maximum liability of BAM under its representations, warranties and indemnities will be limited, without duplication, to the purchase price for the applicable interest.

3.2.4 Conditions to Closing. The completion of the closing of the transaction will be subject to, inter alia, the satisfaction or waiver by the parties of the following conditions:
3.2.4.1	A receipt having been received for the final prospectus of BIP.

3.2.4.2 The declaration of effectiveness by the United States Securities and Exchange Commission of BIP’s registration statement having been received.

3.2.4.3	Approval having been obtained for the listing of the units of BIP on the New York Stock Exchange.

3.2.4.4	All consents having been obtained and documentation entered into with respect to the transactions contemplated hereby.

3.2.4.5	All regulatory approvals having been obtained.

3.2.4.6 There not having been threatened, instituted or pending any action or proceeding by any governmental entity, or by any other person in any jurisdiction before any governmental entity, (i) challenging or seeking to cease trade, or make illegal, or delay or otherwise directly or indirectly restrain or prohibit the Spin-off, or (ii) that otherwise, in the sole judgment of BAM, acting reasonably, has or may have a material adverse effect on the trading in, or the value of, the units of BIP.
3.2.4.7 There not having occurred any change (including any proposal to amend applicable legislation or any announcement, governmental or regulatory initiative, issue of an interpretation bulletin, condition, event or development involving a prospective change) that, in the sole judgment of BAM, , is detrimental to BAM or BIP or adversely affects the consequences of the Spin-off for BAM’s shareholders, generally.

3.2.5 Closing: Subject as provided in the following sentence, the closing of the transaction will be completed on or before the day on which the trading of the units of BIP begins on the New York Stock Exchange. The closing of the acquisition of the Ontario transmission operations will be completed within 30 days (or such shorter period as the parties may agree upon) of (i) all approvals to be received from the Ontario Energy Board approving the purchase and sale having been obtained, and (ii) the satisfaction or waiver by both parties of the other conditions precedent to the transaction.
4.	Expenses
     Except as otherwise contemplated by a definitive agreement, BAM will be responsible for the expenses of the Spin-off and the reorganization, including any sales and goods and services taxes payable in respect of the transactions contemplated hereby.
5.	Currency
     Except where otherwise expressly provided, all amounts in this Agreement are stated and shall be paid in United States dollars.
6.	Further Assurances
     Each of the parties hereto shall promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other party hereto may reasonably require from time to time for the purpose of giving effect to this Agreement and shall use reasonable efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement.
7.	Successors and Assigns
     No party may assign its right or benefits under this Agreement without the prior written consent of the other party hereto. This provisions of this Agreement shall enure to the benefit of and be binding on the parties to this Agreement and their respective successors and assigns.
8.	Limited Liability
     Brookfield Infrastructure Partners L.P. is a limited partnership formed under the laws of Bermuda, a limited partner of which is only liable for any of its liabilities or any of its losses to the extent of the amount that the limited partner has contributed or agreed to contribute to its capital and the limited partner’s pro rata share of any undistributed income.
9.	Governing Law
     This agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.
10.	Counterparts
     This Agreement may be signed in counterparts and each of such counterparts shall constitute an original document and such counterparts, taken together, shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed this agreement.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P., by its general partner, BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED by:
Name:
	Title:	Director

BROOKFIELD ASSET MANAGEMENT INC.
by:
Name:
Title:

SCHEDULE 1
Draft Prospectus

SCHEDULE 2
Current Operations
Electricity Transmission

Ownership
Location	Description	Interest/Percentage
Chile	8,279 km of transmission lines that serve 98% of the population of the country; which include 100% of Chile’s 500 kV transmission lines, the highest voltage lines in the country, and approximately 46% of the high voltage lines between 110 kV and 500 kV in Chile	17.9% interest in Transelec Chile S.A.

Brazil	over 2,100 km of transmission lines with one transmission line located in the south and the remaining four lines located in the northeast. Four of the lines are rated at 500 kV and one line is rated at 230 kV. The transmission lines were recently completed and began service between 2002 and 2005	interests which range from 7.5% to 25% in various transmission operations of Transmissions Brasilerias De Energica companies

Canada	approximately 550 km of 44 kV to 230 kV transmission lines that comprise a critical component of Ontario’s transmission system that connects generators in northern Ontario to demand in Southern Ontario. The system facilities are located over a 14,000 km2 area north and east of Sault Ste. Marie, Ontario, Canada (the “Ontario transmission operations”)	100%
Timber

Location	Description	Ownership Percentage
Coastal British Columbia, Canada	Approximately 634,000 acres of freehold timberlands located principally on Vancouver Island with an estimated mature merchantable inventory of 58.0 million m3, primarily made up of high value Douglas-fir, hemlock and cedar with a long-run sustainable yield of 1.8 million m3 and approximately 33,625 acres of HBU properties	37.5% of Island Timberlands Limited Partnership

Oregon and Washington, United States	Approximately 588,000 acres of freehold timberlands in Oregon and Washington with an estimated standing inventory of 37.5 million m3, primarily made up of high value Douglas-fir with a long-run sustainable yield of 2.4 million m3	30% of Longview Timber Holdings, Corp.
Other
     Loan receivable of £25 million issued by ADI Finance 1 Limited on August 25, 2006.